Destra Investment Trust II: Exhibit to Question 77C on Form N-SAR


      On October 15, 2015, the Destra Investment Trust II (the
"Trust") held a Special Meeting of Shareholders to approve a new
Investment Sub-Advisory Agreement among the Trust, Destra
Capital Advisors LLC and the Sub-Advisor, WestEnd Advisors LLC.
The following votes were recorded:

     Destra Focused Equity Fund

For               Against        Abstain
1,664,243         12,289         20,647